Exhibit 99.1

Report of Independent Auditors

To the Management of Exact Sciences Corporation

Opinion

We have audited the accompanying special purpose combined financial statements of the Oncotype DX Prostate Score® Test (“GPS”), a diagnostic test offered by Exact Sciences Corporation, which comprises the special purpose combined statements of assets acquired and liabilities assumed as of December 31, 2021 and 2020, and the related special purpose combined statements of revenues and direct expenses for the years then ended, including the related notes (collectively referred to as the “special purpose combined financial statements”).

In our opinion, the accompanying special purpose combined financial statements present fairly, in all material respects, the assets acquired and liabilities assumed of the Oncotype DX Prostate Score® Test as of December 31, 2021 and 2020, and its revenues and direct expenses for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (US GAAS). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Special Purpose Combined Financial Statements section of our report. We are required to be independent of GPS and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter

The accompanying special purpose combined financial statements were prepared in connection with Exact Sciences Corporation’s divestiture of the Oncotype DX Prostate Score® Test and, as described in Note 1, were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission. These special purpose combined financial statements are not intended to be a complete presentation of the financial position, results of operations or cash flows of the Oncotype DX Prostate Score® Test of Exact Sciences Corporation. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Special Purpose Combined Financial Statements

Management is responsible for the preparation and fair presentation of the special purpose combined financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of special purpose combined financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibilities for the Audit of the Special Purpose Combined Financial Statements

Our objectives are to obtain reasonable assurance about whether the special purpose combined financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with US GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the special purpose combined financial statements.

In performing an audit in accordance with US GAAS, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the special purpose combined financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the special purpose combined financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of GPS’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the special purpose combined financial statements.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ PricewaterhouseCoopers LLP

Chicago, Illinois

December 19, 2022

ONCOTYPE DX PROSTATE SCORE® TEST

SPECIAL PURPOSE COMBINED STATEMENTS OF ASSETS ACQUIRED AND LIABILITIES ASSUMED

(In thousands - audited)

Assets acquired	December 31, 2021	December 31, 2020
Intangible assets, net	$46,348	$52,248
Total assets acquired	46,348	52,248
Total liabilities assumed	—	—
Net assets acquired and liabilities assumed	$46,348	$52,248

The accompanying Notes are integral to the Special Purpose Financial Statements.

ONCOTYPE DX PROSTATE SCORE® TEST

SPECIAL PURPOSE COMBINED STATEMENTS OF ASSETS ACQUIRED AND LIABILITIES ASSUMED

(In thousands)

Assets acquired	June 30, 2022 (unaudited)	December 31, 2021 (unaudited)
Intangible assets, net	$43,398	$46,348
Total assets acquired	43,398	46,348
Total liabilities assumed	—	—
Net assets acquired and liabilities assumed	$43,398	$46,348

The accompanying Notes are integral to the Special Purpose Financial Statements.

ONCOTYPE DX PROSTATE SCORE® TEST

SPECIAL PURPOSE COMBINED STATEMENTS OF REVENUES AND DIRECT EXPENSES

(In thousands - audited)

	December 31, 2021	December 31, 2020
Net revenues	$37,464	$35,165
Direct expenses
Cost of sales (excludes amortization)	8,084	10,248
Research and development	2,295	1,917
Sales and marketing	31,077	27,133
Amortization	5,900	5,900
Total direct expenses	47,356	45,198
Net revenue less direct expenses	$(9,892)	$(10,033)

The accompanying Notes are integral to the Special Purpose Financial Statements.

ONCOTYPE DX PROSTATE SCORE® TEST

SPECIAL PURPOSE COMBINED STATEMENTS OF REVENUES AND DIRECT EXPENSES

(In thousands - unaudited)

	June 30, 2022	June 30, 2021
Net revenues	$18,513	$19,463
Direct expenses
Cost of sales (excludes amortization)	4,702	4,157
Research and development	1,104	1,022
Sales and marketing	15,512	14,392
Amortization	2,950	2,950
Total direct expenses	24,268	22,521
Net revenue less direct expenses	$(5,755)	$(3,058)

The accompanying Notes are integral to the Special Purpose Financial Statements.

NOTES TO SPECIAL PURPOSE COMBINED FINANCIAL STATEMENTS

1. Asset Purchase Agreement, Description of Oncotype DX Prostate Score® Test, and Basis of Presentation

Asset Purchase Agreement

On August 2, 2022, Genomic Health, Inc. (“GHI”, the “Company”, or the “Seller”), a wholly owned subsidiary of Exact Sciences Corporation, entered into an asset purchase agreement with MDxHealth, SA (“MDx” or the “Buyer”) for the intellectual property and know-how related to the Company’s Oncotype DX Prostate Score® test (“GPS”). Consideration for purchased assets comprised of $ 25.0 million in cash and $5.0 million in American Depository Shares (“ADS”) payable. The asset purchase agreement requires the Buyer to pay up to an additional $70.0 million based upon future business revenue for the years ending December 31, 2023, 2024, and 2025.

Description of Oncotype DX Prostate Score® Test and Basis of Presentation

The Company’s Oncotype DX portfolio delivers actionable insights to inform prognosis and cancer treatment after a diagnosis for breast, prostate, and colon cancers. The Company’s GPS test helps men with newly diagnosed early-stage prostate cancer make the most informed treatment decision for their individual disease, including active surveillance. The prostate needle biopsy-based, multi-gene test has been clinically validated to predict aggressive cancer at the time of diagnosis, helping to identify those men who need immediate surgery or radiation therapy versus those who can confidently choose active surveillance. The result is a more precise and accurate assessment of risk, which helps more men avoid the lifelong complications associated with treatments they do not need, while directing aggressive therapy to those men who require immediate treatment.

The accompanying Special Purpose Combined Statements of Assets Acquired and Liabilities Assumed as of December 31, 2020 and 2021, and June 30, 2021 and 2022 (unaudited), and the Special Purpose Combined Statements of Revenues and Direct Expenses for the years ending December 31, 2020 and 2021, and six-month periods ending June 30, 2021 and 2022 (unaudited), (collectively, the “Special Purpose Combined Financial Statements”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The accompanying Special Purpose Combined Financial Statements were prepared in connection with GHI’s divestiture of GPS and were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission.

GPS has not historically been accounted for as a separate entity, subsidiary, or division of GHI. Accordingly, management is not required to evaluate whether there are conditions or events that raise substantial doubt about GPS's ability to continue as a going concern. In addition, standalone financial statements related to GPS have not previously been prepared, and GHI’s information systems were not designed to identify the assets, liabilities, or cash transactions on a product basis. Therefore, it was impractical to prepare full standalone or carve-out financial statements for GPS in accordance with the Securities and Exchange Commission's Regulation S-X. These Special Purpose Combined Financial Statements reflect the Assets Acquired and Liabilities Assumed by GHI and Statement of Revenues and Direct Expenses which includes only costs directly associated with the revenue generating activities of GPS. Indirect costs such as corporate overhead, interest and income tax were not allocated. Therefore, these Special Purpose Combined Financial Statements were not intended to be a complete presentation of financial position, results of operations, or cash flows of GPS in conformity with U.S. GAAP.

The Special Purpose Combined Financial Statements have been derived from the accounting records of GHI using historical results of operations and financial position and only present the assets acquired and liabilities assumed, and the associated revenues and direct expenses of GPS. Certain direct expenses have been allocated by GHI on a specific identification basis or, when specific identification was not practicable, using a proportional cost allocation method. GHI management considers that such allocations have been made on a reasonable basis but may not necessarily be indicative of the costs that would have been incurred if GPS had been operated on a standalone basis for the periods presented. Certain GHI expenses and income, such as corporate overhead, interest income, interest expense, and income taxes, have been excluded from the Statements of Revenues and Direct Expenses, as they were not directly associated with the revenue-producing activities of GPS, and it was not practical to isolate or allocate such indirect GHI operating costs. Corporate overhead expenses include general support functions, such as expenses associated with the executive management and various corporate departments. The accompanying Special Purpose Combined Financial statements were not necessarily indicative of the results of operations that would have occurred or may occur in the future if GPS had been an independent company.

The financial information for the six-month period ended June 30, 2022, and 2021 was unaudited. However, in the opinion of management, such information includes all adjustments (consisting solely of normal recurring adjustments) necessary for the fair statement of such financial information. The interim period financial information was not necessarily indicative of the full year results.

2.  Summary of Significant Accounting Policies

Use of Estimates

The preparation of the Special Purpose Combined Financial Statements in accordance with U.S. GAAP required management to make estimates and assumptions that may affect the reported amounts of the assets to be acquired, liabilities to be assumed, revenues, direct expenses and related disclosures during the periods being presented. GHI management bases its estimates on historical experience and various other assumptions it believed to be reasonable. Actual results may differ from management's estimates.

Intangible Assets

Intangible assets acquired consist of the intellectual property and know-how related to the Company’s Oncotype DX Genomic Prostate Score test, which is a component of the Oncotype DX Developed Technology. The intangible assets were recorded in connection with a business combination. Goodwill related to prior business combinations was not acquired, and goodwill was not allocated in the accompanying Statement of Assets Acquired and Liabilities Assumed. The intangible asset was recorded at fair value at the time of acquisition and was amortized on a straight-line basis over its estimated useful life of 10 years.

GHI historically evaluated intangible assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. If indicators of impairment were present with respect to intangible assets used in operations and undiscounted future cash flows were not expected to be sufficient to recover an asset’s carrying amount, additional analysis has been performed as appropriate. If the fair value of the asset was less than its carrying value, an impairment loss equal to the difference between the asset’s fair value and carrying value was charged to expense during the period the impairment was identified in order to write the asset down to its estimated fair value. Indicators of impairment include significant underperformance relative to expected historical or projected future operating results, significant changes in the manner of the use of acquired assets or the strategy for overall business and significant negative industry or economic trends.

The intangible assets acquired; net of accumulated amortization consists of the following:

(U.S. Dollars in thousands)	June 30, 2021
	Historical Cost	Accumulated amortization (unaudited)	Net Balance
Developed technologies	$59,000	$(9,702)	$49,298
	$59,000	$(9,702)	$49,298

	June 30, 2022
	Historical Cost	Accumulated amortization (unaudited)	Net Balance
Developed technologies	$59,000	$(15,602)	$43,398
	$59,000	$(15,602)	$43,398

	December 30, 2020
	Historical Cost	Accumulated amortization	Net Balance
Developed technologies	$59,000	$(6,752)	$52,248
	$59,000	$(6,752)	$52,248

	December 30, 2021
	Historical Cost	Accumulated amortization	Net Balance
Developed technologies	$59,000	$(12,652)	$46,348
	$59,000	$(12,652)	$46,348

Amortization expense amounted to $5.9 million and $5.9 million for the years ended December 31, 2020, and 2021, respectively. Amortization expense amounted to $3.0 million and $3.0 million for the six-month periods ended June 30, 2021, and 2022 (unaudited), respectively. There were no historical impairment losses recorded. Future amortization expense for the remainder of the finite intangible assets useful lives are as follows:

Future amortization expense as of December 31, 2021 (U.S. Dollars in thousands)
2022	$5,900
2023	5,900
2024	5,900
2025	5,900
2026	5,900
2027 and thereafter	$16,848

Revenue Recognition

GPS recognized revenues when they released a result to the ordering healthcare provider, in an amount that reflected the consideration expected to collect in exchange for those services. The amount of revenue recognized was based on the established billing rates less contractual and other adjustments, which yielded the unconstrained amount that was expected to ultimately be collected.

The Company determined the amount expected to ultimately be collected using historical collections, established reimbursement rates, and other adjustments. Any changes in these inputs would ultimately impact the amount of revenue recognized during the period. The expected amount was typically lower than, if applicable, the agreed upon reimbursement amount due to several factors, such as the amount of any patient co-payments, out-of-network payers, the existence of secondary payers, and claim denials. The consideration derived from the Company’s contracts was fixed when the Company contracts with a direct bill payer. The Company’s ability to collect was not contingent on the customer’s ability to collect through their downstream billing efforts.

Expense Allocation

Certain costs and expenses presented in the Special Purpose Combined Financial Statements have been allocated by GHI management to GPS based on a basis of specific identification. When specific identification was not practicable, a proportional cost allocation method was used, depending on the nature of the expense. GHI management considers that such allocations have been made on a reasonable basis but may not necessarily be indicative of the costs that would have been incurred if GPS had been operated on a stand-alone basis for the fiscal years presented.

These Special Purpose Combined Financial Statements reflect a consistent application of methodology for each reporting period presented. Allocations of corporate overhead cost from GHI unrelated to the operations of GPS have been excluded from these Special Purpose Combined Financial Statements for all periods presented.

Cost of Sales

Cost of sales includes direct labor, direct materials, such as the costs related to inventory production and usage, shipment of collection kits and samples, the cost of services to process tests and provide results to healthcare providers, and production overhead. The cost of sales was recorded at the cost to acquire the product from the third-party manufacturer. GHI uses an average costing methodology to compute cost per test processing. GPS cost of sales was a function of the specific GPS tests delivered at the GHI average cost.

Research and Development

Research and development expenses directly associated with GPS primarily consist of employee compensation and related benefits and travel; outside professional services; trials and studies; and facilities charges. The Statement of Revenues and Direct Expenses includes an allocation of these expenses incurred based upon the proportion of project expenses related to GPS to total expenses incurred for the project.

Selling and Marketing

Various GHI expenses were identified as costs directly associated with revenue generating activities of GPS. Selling expenses represent direct expenses associated with wages, benefits, and miscellaneous expenses to support sales of GPS. Certain shared costs were allocated based on a percentage of revenue and others on a percentage of GPS specific marketing spend as a percentage of all marketing that was directly attributed to specific products.

3. Subsequent Events

GHI has evaluated transactions or other events for consideration as recognized subsequent events through the date these Special Purpose Combined Financial Statements were available to be issued, December 19, 2022, and it was determined that there were no items to disclose.